EXHIBIT 12.2
SOUTHERN CALIFORNIA GAS COMPANY
COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES
AND PREFERRED STOCK DIVIDENDS
(Dollars in millions)

						Six months
						ended
	2001	2002	2003	2004	2005	June 30, 2006

Fixed Charges:

Interest	$ 70	$ 47	$ 48	$ 40	$ 50	$ 36

Interest portion of annual rentals	3	2	2	2	3	2

Total fixed charges	73	49	50	42	53	38

Preferred stock dividends (1)	2	2	2	2	2	1

Combined fixed charges and preferred stock
dividends for purpose of ratio	$ 75	$ 51	$ 52	$ 44	$ 55	$ 39

Earnings:

Pretax income from continuing operations	377	391	360	387	309	188

Add: total fixed charges (from above)	73	49	50	42	53	38

Less: interest capitalized	-	-	-	-	-	-

Total earnings for purpose of ratio	$ 450	$ 440	$ 410	$ 429	$ 362	$ 226

Ratio of earnings to combined fixed charges
and preferred stock dividends	6.00	8.63	7.88	9.75	6.58	5.79

Ratio of earnings to fixed charges	6.16	8.98	8.20	10.21	6.83	5.95

(1) In computing this ratio, "Preferred stock dividends" represents the before-tax earnings necessary to pay such dividends, computed at the effective tax rates for the applicable periods.